

Mail Stop 3720

September 16, 2010

Mr. Edward T. Higase
Managing Director
Global Crossing (UK) Telecommunications Limited
Global Crossing (UK) Finance Plc
1 London Bridge
London, SE1 9BG
United Kingdom

> **RE:** **Global Crossing (UK) Telecommunications Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 8, 2010**
> **File No. 333-126464-01**
>
> **Global Crossing (UK) Finance Plc**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 8, 2010**
> **File No. 333-126464**

Dear Mr. Higase:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director